1/3/2021

Regarding the impact of the Covid-19 pandemic on DogWorx:

With tenacity, courage, prior financial planning, and preparation. A conservative approach towards debt and an asset rich portfolio. The effect on Green Tower Development and our focus, The DogWorx project has been minimal from a day-to-dayoperations perspective.

We have slowed the development process somewhat and are spending more time on the design and the mechanics of our products—adding further levels of fidelity that will serve us well during construction. As with any endeavor such as this, time is a commodity that is not afforded because the market marches on, with or without you. At this moment, however, the market (the whole world) is coming out of the long pause finally. We have used that pause to our best advantage to facilitate greater efficiencies to recalibrate for the future.

Once the build out commences, we do expect an extended construction timeline, many subcontractors are not operating at 100%, due to additional health and safety policies and standards that have been implemented and simply the lack of qualified workers. Expected pricing for subcontractors will be higher, given the lack of workers at the moment.

Our suppliers based in China are functioning normally. Albeit they are having to offer lower prices created by lack of demand. Current average pricing is approximately 12% lower. The USD to RMB exchange rate is 11% higher.

Shipping costs are higher due to blank sailings, eroded service reliability, and port congestion. Overall, the landed prices for goods should be less as significantly reduced fuel costs for vessels, reduced supplier margins to promote sales, and the likelihood of reduced customs tariffs should assist in offsetting increased TEU (Twenty-foot Equivalent Unit) costs.

Going forward:

1. Our co-working spaces will be more sought after than ever in the very near future if only because financial uncertainty makes lower expenditure office space more attractive to all businesses. Even larger corporate organizations will seek to add extra capacity to their offices through flexible contract mechanisms, rather than the more typical facility purchase or 30-year lease contract arrangements. Employees will be much more adept in self-governing/operating away from big office working after the pandemic's effects have passed. Employees will come out of this current pandemic with expectations of better work/life balance, and an ability to focus on family and friends instead of the age old “too busy” adage. DogWorx is perfectly designed to meet the demands of this change.

2. We have observed a very noticeable increase in pet care spending. With the increased humanization of pet's trend continuing and even being exacerbated by the pandemic, Veterinary services spending has increased by 19% over the past year for VVC (valley Veterinary Care). After an initial dip of 11% in spending from the first two weeks of the pandemic, VVC has experienced unprecedented growth from new customers and existing customers willing to spend more! Supporting the “recession resistant” nature of the pet care industry. With pet adoptions, and thus dog ownership increasing, and spend on pets increasing for VVC in Colorado, Texas, New Mexico, and California—the data could not be more supportive of the DogWorx business model.

3. In addition to increased spend among pet owners with their pets, the demand for higher-end facilities for pets is increasing (again, largely related to increased humanization among pets). Given this fact, the level of quality at our facilities (which far exceeds that of our competitors) is further being validated as a wise investment as our facilities will provide better quality experiences at the same or lower costs. With this said, many other facilities will have difficulty staying in business given their debt service obligations, thinning the market of competitors—and thus increasing DogWorx market share. In addition, given our ability to reduce our pricing by 50%, remaining profitable, DogWorx will be able to dominate the markets we are involved in.

4. With increased focus on work/life balance, increased pet ownership, and increased humanization of pets, we are confident demand for our entertainment products andservices (bar, LED big screen TV, event venue, luxury pet services) will thrive. We understand this demand may take months to recover given the current pandemic, but timing for when we are open and offering our products and services will align well with increased demand.

The explosive potential of DogWorx is just beginning!